Exhibit 4.1

THIS INTEREST HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR UNDER THE SECURITIES LAWS OF ANY STATES IN THE UNITED STATES. THIS INTEREST IS SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM.

ROYALTY INTEREST

Effective Date: October 8, 2020	U.S. $12,000,000.00

FOR VALUE RECEIVED, JAGUAR HEALTH, INC., a Delaware corporation (“Company”), promises to pay to ILIAD RESEARCH AND TRADING, L.P., a Utah limited partnership, or its successors or assigns (“Investor”), $12,000,000.00 and any interest, fees, and charges in accordance with the terms set forth herein (the “Royalty Repayment Amount”) and to pay interest on the Royalty Repayment Amount at the rate of ten percent (10%) per annum from the Purchase Price Date until the same is paid in full. This Royalty Interest (this “Interest”) is issued and made effective as of October 8, 2020 (the “Effective Date”). This Interest is issued pursuant to that certain Royalty Interest Purchase Agreement dated October 8, 2020, as the same may be amended from time to time, by and between Company and Investor (the “Purchase Agreement”). All interest calculations hereunder shall be computed on the basis of a 360-day year comprised of twelve (12) thirty (30) day months, shall compound daily and shall be payable in accordance with the terms of this Interest. Certain capitalized terms used herein are defined in Attachment 1 attached hereto and incorporated herein by this reference.

Company agrees to pay $25,000.00 to Investor to cover Investor’s legal fees, accounting costs, due diligence, monitoring and other transaction costs incurred in connection with the purchase and sale of this Interest, which amount will be deducted from the amount funded at closing.

1.                                      Payment; Prepayment.

1.1.                            Payment. All payments owing hereunder shall be in lawful money of the United States of America as provided for herein, and delivered to Investor at the address or bank account furnished to Company for that purpose. All payments shall be applied first to (a) costs of collection, if any, then to (b) fees and charges, if any, then to (c) accrued and unpaid interest, and thereafter, to (d) principal.

1.2.                            Prepayment. Company may repay the Royalty Repayment Amount at any time without penalty.

2.                                      Royalty.

2.1.                            Royalty Payments. Beginning on the six-month anniversary of the Purchase Price Date and continuing until such time as the Royalty Repayment Amount has been paid in full, Company will pay Investor ten percent (10%) of Company’s Net Sales on Included Products and ten percent (10%) of worldwide revenues related to upfront licensing fees and milestone payments from licensees and/or distributors, but specifically excluding licensing fees and/or milestone payments that are reimbursements of clinical trial expenses (“Royalty Payments”). Company shall pay the Royalty Payments in arrears on the tenth (10th) day of each month for the prior month. For the avoidance of doubt, the first Royalty Payment will be due on May 10, 2021.

2.2.                            Minimum Royalty Payment. Beginning on the six-month anniversary of the Purchase Price Date and continuing until the 12-month anniversary of the Purchase Price Date, the monthly Royalty Payment shall be the greater of (a) $250,000.00, and (b) the actual Royalty Payment amount Investor is entitled to for such month pursuant to Section 2.1 above. Beginning on the 12-month anniversary of the Purchase Price Date and continuing until the 18-month anniversary of the Purchase Price Date, the monthly Royalty Payment shall be the greater of (a) $400,000.00, and (b) the actual Royalty Payment amount Investor is entitled to for such month pursuant to Section 2.1 above. Beginning on the 18-month anniversary of the Purchase Price Date and continuing until the 24-month anniversary of the Purchase Price Date, the monthly Royalty Payment shall be the greater of (a) $600,000.00, and (b) the actual Royalty Payment amount Investor is entitled to for such month pursuant to Section 2.1 above. Beginning on the 24-month anniversary of the Purchase Price Date and continuing until the Royalty Repayment Amount has been paid in full, the monthly Royalty Payment shall be the greater of (a) $750,000.00, and (b) the actual Royalty Payment amount Investor is entitled to for such month pursuant to Section 2.1 above.

2.3.                            Minimum VWAP. If the Weekly VWAP is not equal to or greater than the Minimum VWAP at least twice during each calendar month during the six-month period beginning on November 1, 2020, then the Royalty Repayment Amount will automatically be increased by $6,000,000.00 at the end of such six-month period. Weeks which begin in one calendar month and end in another calendar month will be counted as part of the calendar month in which the week began.

3.                                      Defaults and Remedies.

3.1.                            Defaults. The following are events of default under this Interest (each, an “Event of Default”): (a) Company fails to pay any principal or any interest, fees, charges, or any other amount when due and payable hereunder, which default remains uncured for a period of three (3) Business Days; (b) a receiver, trustee or other similar official shall be appointed over Company or a material part of its assets and such appointment shall remain uncontested for thirty (30) calendar days or shall not be dismissed or discharged within sixty (60) calendar days; (c) [INTENTIONALLY LEFT BLANK]; (d) Company makes a general assignment for the benefit of creditors; (e) Company files a petition for relief under any bankruptcy, insolvency or similar law (domestic or foreign); (f) an involuntary bankruptcy proceeding is commenced or filed against Company which is not dismissed or discharged within sixty (60) calendar days; (g) Company defaults or otherwise fails to observe or perform any covenant, obligation, condition or agreement of Company contained herein or in any other Transaction Document (as defined in the Purchase Agreement), other than those specifically set forth in this Section 3.1 and Section 4 of the Purchase Agreement, which default continues for a period of thirty (30) calendar days following notice by Investor to Company thereof; (h) any representation, warranty or other statement made or furnished by or on behalf of Company to Investor herein or in any Transaction Document, is false, incorrect, incomplete or misleading in any material respect when made or furnished; (i) the occurrence of a Fundamental Transaction without Investor’s prior written consent, such consent shall not be unreasonably withheld; (j) Company effectuates a reverse split of its Common Stock without twenty (20) Business Days prior written notice to Investor (other than such splits effectuated to remain listed with NASDAQ); (k) any money judgment, writ or similar process is entered or filed against Company or any subsidiary of Company or any of its property or other assets for more than $1,000,000.00, and shall remain unpaid, unvacated, unbonded or unstayed for a period of thirty (30) calendar days unless otherwise consented to by Investor; (l) Company fails to observe or perform any covenant set forth in Section 4 of the Purchase Agreement, which default continues for a period of thirty (30) calendar days following the occurrence of the applicable breach; or (m) Company breaches any covenant or other term or condition contained in any Other Agreements, which default continues for a period of thirty (30) calendar days following notice by Investor to Company thereof.

3.2.                            Remedies.  At any time following the occurrence of any Event of Default, Investor may, at its option, elect to increase the Royalty Repayment Amount by applying the Default Effect (subject

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to the limitation set forth below) via written notice to Company without accelerating the Royalty Repayment Amount, in which event the Royalty Repayment Amount shall be increased as of the date of the occurrence of the applicable Event of Default pursuant to the Default Effect. At any time following the occurrence of any Event of Default, upon written notice given by Investor to Company, interest shall accrue on the Royalty Repayment Amount beginning on the date the applicable Event of Default occurred at an interest rate equal to the lesser of 18% per annum or the maximum rate permitted under applicable law (“Default Interest”). Nothing herein shall limit Investor’s right to pursue any other remedies available to it at law or in equity.

4.                                      Unconditional Obligation; No Offset. Company acknowledges that this Interest is an unconditional, valid, binding and enforceable obligation (except as may be limited by applicable bankruptcy, insolvency and similar laws affecting creditors’ rights and by general principles of equity) of Company not subject to offset, deduction or counterclaim of any kind. Company hereby waives any rights of offset it now has or may have hereafter against Investor, its successors and assigns, and agrees to make the payments called for herein in accordance with the terms of this Interest.

5.                                      Waiver. No waiver of any provision of this Interest shall be effective unless it is in the form of a writing signed by the party granting the waiver. No waiver of any provision or consent to any prohibited action shall constitute a waiver of any other provision or consent to any other prohibited action, whether or not similar. No waiver or consent shall constitute a continuing waiver or consent or commit a party to provide a waiver or consent in the future except to the extent specifically set forth in writing.

6.                                      Payment of Collection Costs. If this Interest is placed in the hands of an attorney for collection or enforcement prior to commencing arbitration or legal proceedings, or is collected or enforced through any arbitration or legal proceeding, or Investor otherwise takes action to collect amounts due under this Interest or to enforce the provisions of this Interest, then Company shall pay the reasonable and documented out-of-pocket costs incurred by Investor for such collection, enforcement or action including, without limitation, reasonable and documented attorneys’ fees and disbursements.

7.                                      Governing Law; Venue. This Interest shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Interest shall be governed by, the internal laws of the State of Utah, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Utah or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Utah. The provisions set forth in the Purchase Agreement to determine the proper venue for any disputes are incorporated herein by this reference.

8.                                      Arbitration of Disputes. By its acceptance of this Interest, each party agrees to be bound by the Arbitration Provisions (as defined in the Purchase Agreement) set forth in the Purchase Agreement.

9.                                      Cancellation. After repayment of the entire Royalty Repayment Amount, this Interest shall be deemed paid in full, shall automatically be deemed canceled, and shall not be reissued.

10.                               Amendments. The prior written consent of both parties hereto shall be required for any change or amendment to this Interest.

11.                               Assignments. Company may not assign this Interest without the prior written consent of Investor. This Interest may not be offered, sold, assigned or transferred by Investor without the prior written consent of Company, which consent shall not be unreasonably withheld.

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12.                               Time is of the Essence. Time is expressly made of the essence with respect to each and every provision of this Interest and the documents and instruments entered into in connection herewith.

13.                               Notices. Whenever notice is required to be given under this Interest, unless otherwise provided herein, such notice shall be given in accordance with the subsection of the Purchase Agreement titled “Notices.”

14.                               Liquidated Damages. Investor and Company agree that in the event Company fails to comply with any of the terms or provisions of this Interest, Investor’s damages would be uncertain and difficult (if not impossible) to accurately estimate because of the parties’ inability to predict future interest rates, future share prices, future trading volumes and other relevant factors. Accordingly, Investor and Company agree that any fees, balance adjustments, Default Interest or other charges assessed under this Interest are not penalties but instead are intended by the parties to be, and shall be deemed, liquidated damages.

15.                               Waiver of Jury Trial. EACH OF INVESTOR AND COMPANY IRREVOCABLY WAIVES ANY AND ALL RIGHTS SUCH PARTY MAY HAVE TO DEMAND THAT ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR IN ANY WAY RELATED TO THIS INTEREST OR THE RELATIONSHIPS OF THE PARTIES HERETO BE TRIED BY JURY. THIS WAIVER EXTENDS TO ANY AND ALL RIGHTS TO DEMAND A TRIAL BY JURY ARISING UNDER COMMON LAW OR ANY APPLICABLE STATUTE, LAW, RULE OR REGULATION. FURTHER, EACH PARTY HERETO ACKNOWLEDGES THAT SUCH PARTY IS KNOWINGLY AND VOLUNTARILY WAIVING SUCH PARTY’S RIGHT TO DEMAND TRIAL BY JURY.

16.                               Voluntary Agreement. Company has carefully read this Interest and has asked any questions needed for Company to understand the terms, consequences and binding effect of this Interest and fully understand them. Company has had the opportunity to seek the advice of an attorney of Company’s choosing, or has waived the right to do so, and is executing this Interest voluntarily and without any duress or undue influence by Investor or anyone else.

17.                               Severability. If any part of this Interest is construed to be in violation of any law, such part shall be modified to achieve the objective of Company and Investor to the fullest extent permitted by law and the balance of this Interest shall remain in full force and effect.

[Remainder of page intentionally left blank; signature page follows]

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IN WITNESS WHEREOF, Company has caused this Interest to be duly executed as of the Effective Date.

COMPANY:

JAGUAR HEALTH, INC.

By:	/s/ Lisa A. Conte
Name:	Lisa A. Conte
Title:	President & CEO

ACKNOWLEDGED, ACCEPTED AND AGREED:

INVESTOR:

ILIAD RESEARCH AND TRADING, L.P.

By: Iliad Management, LLC, its General Partner

By: Fife Trading, Inc., its Manager

By:	/s/ John M. Fife
John M. Fife, President

[Signature Page to Royalty Interest]

ATTACHMENT 1

DEFINITIONS

For purposes of this Interest, the following terms shall have the following meanings:

A1.                             “Business Day” means any day other than a Saturday, Sunday or any day on which banks located in the State of California or Utah are authorized or obligated to close.

A2.                             “Default Effect” means multiplying the Royalty Repayment Amount as of the date the applicable Event of Default occurred by 15%.

A3.                             “Fundamental Transaction” means that, except in connection with the transactions contemplated by the Merger Agreement and the S-4 Transactions, (a) (i) Company shall, directly or indirectly, in one or more related transactions, consolidate or merge with or into (whether or not Company or any of its subsidiaries is the surviving corporation) any other person or entity, or (ii) Company shall, directly or indirectly, in one or more related transactions, sell, lease, license, assign, transfer, convey or otherwise dispose of all or substantially all of its respective properties or assets to any other person or entity, or (iii) Company or any of its subsidiaries shall, directly or indirectly, in one or more related transactions, allow any other person or entity to make a purchase, tender or exchange offer that is accepted by the holders of more than 50% of the outstanding shares of voting stock of Company (not including any shares of voting stock of Company held by the person or persons making or party to, or associated or affiliated with the persons or entities making or party to, such purchase, tender or exchange offer), or (iv) Company shall, directly or indirectly, in one or more related transactions, consummate a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with any other person or entity whereby such other person or entity acquires more than 50% of the outstanding shares of voting stock of Company (not including any shares of voting stock of Company held by the other persons or entities making or party to, or associated or affiliated with the other persons or entities making or party to, such stock or share purchase agreement or other business combination), or (v) Company shall, directly or indirectly, in one or more related transactions, reorganize, recapitalize or reclassify the Common Stock, other than an increase in the number of authorized shares of Company’s Common Stock, or (b)  any “person” or “group” (as these terms are used for purposes of Sections 13(d) and 14(d) of the 1934 Act and the rules and regulations promulgated thereunder) is or shall become the “beneficial owner” (as defined in Rule 13d-3 under the 1934 Act), directly or indirectly, of 50% of the aggregate ordinary voting power represented by issued and outstanding voting stock of Company. Notwithstanding the foregoing, a Fundamental Transaction shall not include any transaction where Company, directly or indirectly, in one or more related transactions, including, without limitation, business development transactions entered into for the purpose of licensing any or all of Company’s technology or products, consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with any other person or entity whereby such other person or entity acquires more than 50% of the outstanding shares of voting stock of Company if such person or entity agrees to a non-disturb of the terms of this Interest and such person or entity has the ability to fulfill the obligations of this Interest.

A4.                             “Included Products” means the pharmaceutical drug known as Mytesi, including any improvements or modifications thereto and any follow-on products, owned or controlled by Company, including Lechlemer for any indications that would cannibalize Mytesi indication(s) or any other chronic indication. For the avoidance of doubt, this includes without limitation any future indications for which Mytesi is approved, such as cancer therapy-related diarrhea and irritable bowel syndrome, among others.

A5.                             “Merger Agreement” means the Agreement and Plan of Merger, dated March 31, 2017, by and among Napo Pharmaceuticals, Inc., a Delaware corporation, Company and Napo Acquisition Corporation, a Delaware corporation, as amended.

A6.                             “Minimum VWAP” means $0.3035.

A7.                             “Net Sales” means, with respect to any given period, the gross amount invoiced for the sale of the Included Products to unaffiliated third parties (other than sublicensees) (the “Invoiced Sales”) less deductions for:

7.1.                            normal and customary trade, quantity and cash discounts and sales returns and allowances, including (i) those granted on account of price adjustments, billing errors, rejected goods, damaged goods and returns, (ii) administrative and other fees and reimbursements and similar payments to wholesalers and other distributors, buying groups, pharmacy benefit management organizations, health care insurance carriers and other institutions, (iii) allowances, rebates and fees paid to distributors, and (iv) chargebacks;

7.2.                            freight, postage, shipping and insurance expenses to the extent that such items are included in the Invoiced Sales;

7.3.                            customs and excise duties and other duties related to the sales to the extent that such items are included in the Invoiced Sales;

7.4.                            rebates and similar payments made with respect to sales paid for by any governmental or regulatory authority such as, by way of illustration and not in limitation of the parties’ rights hereunder Federal or state Medicaid, Medicare or similar state program or equivalent foreign governmental program;

7.5.                            sales and other taxes and duties directly related to the sale or delivery of Included Products (but not including taxes assessed against the income derived from such sale);

7.6.                            any other similar and customary deductions that are consistent with GAAP, or in the case of non-United States sales, other applicable accounting standards;

7.7.                            distribution expenses to the extent that such items are included in the Invoiced Sales; and

7.8.                            any such invoiced amounts that are not collected by Company or its affiliates.

For purposes of determining Net Sales, the Included Products shall be deemed to be sold when invoiced and a “sale” shall not include transfers or dispositions for charitable, promotional, pre-clinical, clinical, regulatory or governmental purposes to the extent no amount is received by Company, its affiliates, or sublicensees in connection therewith.

For purposes of calculating Net Sales, sales between or among Company, its affiliates and its sublicensees shall be excluded from the computation of Net Sales, but sales by Company, its affiliates or its sublicensees to third parties (other than sublicensees) shall be included in the computation of Net Sales.

A8.                             “Other Agreements” means, collectively, (a) all existing and future agreements and instruments between, among or by Company (or an affiliate), on the one hand, and Investor (or an affiliate), on the other hand, and (b) any financing agreement or a material agreement that affects Company’s ongoing business operations.

A9.                             “Purchase Price Date” means the date the Purchase Price (as defined in the Purchase Agreement) is delivered by Investor to Company.

A10.                      “S-4 Transactions” means any and all transactions individually or in the aggregate and documents and agreements referenced and/or filed as exhibits as disclosed or contemplated in that certain Form S-4 Registration Statement relating to Company and filed with the United States Securities and Exchange Commission on April 18, 2017, as amended, modified or supplemented from time to time.

A11.                      “VWAP” means the volume weighted average price of the Common Stock on the principal market for a particular Trading Day or set of Trading Days, as the case may be, as reported by Bloomberg.

A12.                      “Weekly VWAP” means the VWAP for any given calendar week regardless of the number of Trading Days in such calendar week.